SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                 (RULE 13D-101)

                                 AMENDMENT NO. 2

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13D-1(A) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13D-2(A)

                               Kaneb Services LLC
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   4841731098
         --------------------------------------------------------------
                                 (CUSIP Number)

                               Jeffrey S. Lambert
                       Strome Investment Management L.P.
                         100 Wilshire Blvd., 15th Floor
                             Santa Monica, CA 90401
                                 (310) 917-6600
--------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                  April 2, 2002
         --------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 4841731098              SCHEDULE 13D              PAGE 2 OF 9 PAGES
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1    NAME OF REPORTING PERSON
     Strome Investment Management, L.P.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     #95-4450882
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(A)[X]
                                                                        (B)[ ]
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3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     WC
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
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                7     SOLE VOTING POWER
                      0
   NUMBER OF    ----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY         919,391
   OWNED BY     ----------------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER
   REPORTING          0
    PERSON      ----------------------------------------------------------------
     WITH       10    SHARED DISPOSITIVE POWER
                      919,391
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       919,391
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       8.1%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)
       PN, IA
--------------------------------------------------------------------------------

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CUSIP NO. 4841731098              SCHEDULE 13D              PAGE 3 OF 9 PAGES
----------------------------                                --------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SSCO, Inc.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     95-4450883
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(A)[X]
                                                                        (B)[ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     WC
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
--------------------------------------------------------------------------------
                7     SOLE VOTING POWER
                      0
   NUMBER OF    ----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY         919,391
   OWNED BY     ----------------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER
   REPORTING          0
    PERSON      ----------------------------------------------------------------
     WITH       10    SHARED DISPOSITIVE POWER
                      919,391
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       919,391
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       8.1%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)
       CO, HC
--------------------------------------------------------------------------------

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CUSIP NO. 4841731098              SCHEDULE 13D              PAGE 4 OF 9 PAGES
----------------------------                                --------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON

     Mark E. Strome

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(A)[X]
                                                                        (B)[ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     WC
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
--------------------------------------------------------------------------------
                7     SOLE VOTING POWER
                      0
   NUMBER OF    ----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY         919,391
   OWNED BY     ----------------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER
   REPORTING          0
    PERSON      ----------------------------------------------------------------
     WITH       10    SHARED DISPOSITIVE POWER
                      919,391
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       919,391
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       8.1%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)
       IN, HC
--------------------------------------------------------------------------------

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CUSIP NO. 4841731098              SCHEDULE 13D              PAGE 5 OF 9 PAGES
----------------------------                                --------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     Strome Hedgecap Fund, L.P.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     95-4385662
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(A)[X]
                                                                        (B)[ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     WC
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
--------------------------------------------------------------------------------
                7     SOLE VOTING POWER
                      0
   NUMBER OF    ----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY         231,876
   OWNED BY     ----------------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER
   REPORTING          0
    PERSON      ----------------------------------------------------------------
     WITH       10    SHARED DISPOSITIVE POWER
                      231,876
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       231,876
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       2.1%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)
       PN
--------------------------------------------------------------------------------

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CUSIP NO. 4841731098              SCHEDULE 13D              PAGE 6 OF 9 PAGES
----------------------------                                --------------------


                                 AMENDMENT NO. 2

INTRODUCTION

This Amendment No. 2 relates to the Schedule 13D originally filed jointly on July 30, 2001, on behalf of the following persons (collectively, the "Reporting Persons"): (i) Strome Hedgecap Fund, L.P., a Delaware limited partnership ("SHCF"); (ii) Strome Investment Management, L.P. ("SIM"), a registered investment adviser and general partner and the sole investment advisor to SHCF;
(iii) SSCO, Inc. ("SSCO"), as sole general partner of SIM; and (iv) Mark E. Strome ("Strome"), a settlor and trustee of The Mark E. Strome Living Trust, dated January 16, 1997, as the controlling shareholder of SSCO. According to the Company's annual report on Form 10-K for the fiscal year ended December 31, 2001, there were 11,287,777 shares of Common Stock outstanding on March 12, 2002. The text of Item 5 of the Schedule 13D is hereby amended in its entirety to read as follows:

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

(a) As of the date hereof, the Reporting Persons have the following interest in the securities of the Company:

      (i) SIM beneficially owns 919,391 shares of Common Stock and is the beneficial owner of 8.1% of the Common Stock.

      (ii) SSCO, as the general partner of SIM, beneficially owns 919,391 shares of Stock and is the beneficial owner of 8.1% of the Common Stock.

      (iii) Strome, as a settlor and trustee of the The Mark E. Strome Living Trust dated January 16, 1997, which trust is the controlling shareholder of SSCO, beneficially owns 919,391 shares of Common Stock and is the beneficial owner of 8.1% of the Common Stock.

      (iv) SHCF beneficially owns 231,876 shares of Common Stock and is the beneficial owner of 2.1% of the Common Stock.

      The Reporting Persons in the aggregate may be deemed to own an aggregate of 8.1% of the Common Stock.

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CUSIP NO. 4841731098              SCHEDULE 13D              PAGE 7 OF 9 PAGES
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(b)   The table below sets forth for each Reporting Person, the numbers of shares of Common Stock for which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, or sole or shared power to dispose or to direct the disposition.

                           SIM        SSCO        STROME        SHCF
                           ---        ----        ------        ----

      SOLE POWER TO         0           0           0            0
      VOTE/ DIRECT
      VOTE

      SHARED POWER TO    919,391     919,391     919,391      231,876
      VOTE/ DIRECT
      VOTE

      SOLE POWER TO         0           0           0            0
      DISPOSE/ DIRECT
      DISPOSITION

      SHARED POWER TO    919,391     919,391     919,391      231,876
      DISPOSE/ DIRECT
      DISPOSITION

(c) The trading dates, number of shares purchased or sold and price paid per share (excluding broker commissions) for all transactions by the Reporting Persons during the 60 days preceding this filing are set forth below. All such transactions were open market transactions and were effected on the New York Stock Exchange. No other transactions were effected by the Reporting Persons during such period.

      -------------------------------------------------------------

           TRADE DATE         BOUGHT (SOLD)           PRICE
      -------------------------------------------------------------
            02/20/02            (26,932)             $18.90
      -------------------------------------------------------------
            02/28/02                400              $18.54
      -------------------------------------------------------------
            04/01/02            (10,000)             $22.27
      -------------------------------------------------------------
            04/02/02            (21,120)             $22.28
      -------------------------------------------------------------
            04/03/02             (3,100)             $22.34
      -------------------------------------------------------------
            04/03/02               (880)             $22.28
      -------------------------------------------------------------
            04/04/02            (13,500)             $22.43
      -------------------------------------------------------------
            04/05/02             (5,000)             $22.34
      -------------------------------------------------------------
            04/08/02            (10,000)             $22.24
      -------------------------------------------------------------

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CUSIP NO. 4841731098              SCHEDULE 13D              PAGE 8 OF 9 PAGES
----------------------------                                --------------------


(d) No person other than each respective owner referred to herein of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such Common Stock.

(e)   Not applicable.

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CUSIP NO. 4841731098              SCHEDULE 13D              PAGE 9 OF 9 PAGES
----------------------------                                --------------------


SIGNATURE.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      April 15, 2002


Strome Investment Management, L.P.
By: SSCO, Inc., general partner

By:  /s/ Jeffrey S. Lambert
     ---------------------------------
     Jeffrey S. Lambert
     Chief Operating Officer


SSCO, Inc.


By:  /s/ Jeffrey S. Lambert
     ---------------------------------
     Jeffrey S. Lambert
     Chief Operating Officer


Mark E. Strome

     /s/ Jeffrey S. Lambert
--------------------------------------


STROME HEDGECAP FUND, L.P.
By: Strome Investment Management, L.P., General Partner
      By its general partner, SSCO, Inc.


By:  /s/ Jeffrey S. Lambert
     ---------------------------------
      Jeffrey S. Lambert
      Chief Operating Officer